Exhibit 99.6

News release...

Date: 31 July 2003
Ref: PR313h

US dollar and some weak markets undermine solid result

•	First half net earnings of $641 million were $61 million below net earnings recorded in the first half of last year.
•	Cash flow from operations at $1,569 million remained strong and was only four per cent below the first half of 2002.
•	Movements in exchange rates, principally the weakening of the US dollar against the Australian dollar, Canadian dollar and South African rand reduced earnings by $152 million. This was partially offset by the positive net effect of price movements of $87 million.
•	China continued to have a major influence on global supply and demand balances. Those markets where China is a major importer such as iron ore and alumina were strong; those where China is a major exporter such as thermal coal were weak. This was reflected in the relative fortunes of Rio Tinto’s business units with exposure in these commodities.
•	Elsewhere, the markets for conventional chloride slags remained in oversupply and both QIT and RBM operated below capacity. Demand for rough diamonds was robust allowing Argyle to make sales from inventory.
•	The ramp up of the West Angelas iron ore mine continues and it is now expected to reach a 20 million tonnes per annum production rate in the first half of 2004, two years ahead of schedule.
•	Costs during the period were affected by a smelter shutdown at Kennecott Utah Copper, increased demurrage charges at Hamersley and Coal & Allied and the transition between block caves at Northparkes.
•	Diavik produced its first diamonds ahead of schedule. The Hail Creek project and Comalco alumina refinery are both on track for first shipments in the latter part of 2003 and early 2005 respectively.

Half year to 30 June (All dollars are US$ unless otherwise stated)	First half 2003	First half 2002	Change

Gross turnover	$5,561m	$5,079m	+9%

Total cash flow from operating activities	$1,293m	$1,416m	–9%

Cash flow from operations (incl. associate and JV dividends)	$1,569m	$1,637m	–4%

Net earnings	$641m	$702m	–9%

Earnings per share – US cents	46.5	51.0	–9%

Dividends per share – US cents	30.0	29.5	+2%

Cont…/

Rio Tinto plc  6 St James’s Square  London SW1Y 4LD
Telephone 020 7930 2399  Fax 020 7930 3249
REGISTERED OFFICE:  6 St James’s Square  London SW1Y 4LD  Registered in England No. 719885

Chairman’s comments
Rio Tinto’s chairman Sir Robert Wilson said, “Our earnings were nine per cent below the level achieved in the first half of last year. The main pressures have come from flat Western World demand coincident with a sharp fall of the US dollar against the Australian dollar and other currencies in which we incur the majority of our operating costs.

“Looking first at demand, I would make two observations. One is that Western markets in general are stable rather than in decline. We have warned before that recovery, when it eventually comes, was unlikely to be rapid. We see nothing to cause us to change that view. The second observation is that growth of Chinese demand continues apace – for many ferrous and non-ferrous metals, demand in the first half appears to have grown by 20 per cent. In many metals China is now the biggest consumer in the world.

“When the US dollar moves substantially we normally see a partial compensatory adjustment in dollar based prices, albeit sometimes with a lag. While we have some evidence of this adjustment in the first half, notably for gold but also for the LME metals, the benefits of this have been outweighed by the effect of currency movements on the Group’s non-US dollar costs. As to whether there will be further price movements as a result of the weakening US dollar, we shall have to wait and see.

“The current period of exchange rate instability is unusual in two respects: the speed of change has been relatively fast and previous periods of Australian dollar strength against the US dollar have occurred at times of strong commodity prices, not weak as at present.

“Whilst it has been a difficult half year, we remain strongly cash generative and that is the product of high quality assets which are efficiently operated. We have continued to resist the temptation to pursue high sales volumes in weak markets but in key products we are strengthening our ability to respond once demand picks up.”

Chief Executive’s comments
Leigh Clifford, Rio Tinto’s chief executive said, “Whilst the last six months has been a tough time for many of our operations, we concentrate on maximising the long term value of the business. We concluded the negotiation of the new labour agreement at Kennecott Utah Copper, a key component of the transition required for that operation to achieve the necessary improvement. We signed a 26 year alumina supply agreement which underpins the first stage of Comalco’s new alumina refinery which remains on schedule to begin shipments in 2005. Construction of the Hail Creek coking coal mine is also on schedule with first production expected in the third quarter of this year.

“The performance of two of our recently completed mines has exceeded our expectations. The diamond mine at Diavik successfully moved from construction into production during the first half of the year and we were very pleased with the level of interest generated by the first sales which took place in early July. The West Angelas iron ore mine, which started shipments in the second half of last year, is now expected to reach a 20 million tonnes per annum rate in the second quarter of 2004, some two years ahead of original expectations.

“Driven by strong demand from China, our iron ore operations in Western Australia have been running at capacity for the last twelve months. At Hamersley we have capacity of around 74 million tonnes this year and in the second half we will conclude a feasibility study on expanding this to 114 million tonnes.

“Where markets have been weaker – notably seaborne coal and titanium dioxide feedstock – we have scaled back production in line with demand and this has had an adverse effect on our costs and our net earnings. In both these sectors we have assets of the highest quality and so they are well placed to benefit once markets improve.

Webcast

A live webcast of the results presentation starting at 10-00 BST (19-00 Australian Eastern Standard Time) 31 July 2003 can be accessed through the Rio Tinto website (www.riotinto.com). A recording of the presentation will be available on the RioTinto website soon after.

Commentary on the Group financial results
Net earnings of $641 million were $61 million below the corresponding period of last year. The principal factors are shown in the table below.

US$m
2002 first half net earnings	702

Prices	87
Exchange rates	(152)
Inflation	(44)

Volumes	98
Energy costs	(38)
Other costs	(12)
Other	–

2003 first half net earnings	641

Prices & exchange
Gold prices averaged 16 per cent higher than the same period in 2002, copper prices were four per cent higher and aluminium prices were up two per cent. Iron ore price increases of around nine per cent were agreed with major customers with effect from April 2003 and earnings also benefited from increases in diamond prices.

Seaborne traded coal prices fell by about seven per cent.

The net positive effect from prices was far outweighed by the effect of a weaker US dollar. The Australian dollar was 15 per cent higher against the US dollar, the Canadian dollar was up ten per cent and the South African rand was up 33 per cent. The effect of these and other currency movements on non-US dollar operating costs reduced earnings by $126 million. The effect of the shift in exchange rates on balance sheet values further reduced earnings and this charge was $43 million higher than the first half of 2002. These effects are partially offset by gains on currency hedges ($17 million) initiated by North, Ashton and Comalco before the acquisitions in 2000.

Volumes
Higher volumes increased earnings by $98 million. Demand for iron ore was again strong in Asian markets and Hamersley’s shipments increased by 18 per cent. Volumes from the West Angelas mine, which began shipping in the second half of last year, continued to increase ahead of the original expectations. Gold volumes at Freeport almost doubled as a result of a recovery in ore grades. Additional sales of Argyle product were made from inventories to meet robust demand.

Volumes were lower at Utah Copper as a result of a substantial reduction in gold and other by product grades and the failure in the first quarter of the final absorption tower of the acid plant which had a significant effect on the volumes of refined copper, gold and silver.

Costs
Higher energy costs, principally higher oil prices but also higher gas and electricity prices, reduced earnings by $38 million. Oil prices were $5 per barrel higher than the first half of 2002. Gas prices in the US market were higher and there were also increases in Comalco’s electricity prices, principally in New Zealand.

Excluding the effects of inflation and energy, costs increased by $12 million. Cost performance in the period was affected by three main issues – the smelter shutdown at Kennecott Utah Copper referred to above, the transition between block caves at Northparkes and higher demurrage costs at Hamersley and Coal & Allied.

Tax
The effective tax rate at 32.1 per cent was similar to the first half of 2002.

The Group is considering the implications of adopting the new tax consolidation regime in Australia. Until such time as a decision has been made, there is no impact on the financial statements.

Other
The Group’s policy of having predominantly floating rate debt continues to produce benefits with lower prevailing interest rates. The after tax net interest charge in the first half 2003 was $24 million lower than the first half of 2002 although the level of net debt has not changed significantly. Earnings also benefited from a profit of $19 million on the disposal of businesses during the half year. Against this, earnings were reduced by $35 million as a result of the impact of lower stock market values on accounting charges for pension costs.

Cash flow
Cash flow from operating activities together with dividends from joint ventures and associates totalled $1,569 million, four per cent below the same period last year as a result of lower operating profit.

Capital expenditure and financial investment of $731 million was $314 million below the first half of 2002 which included $304 million of US treasury bonds purchased for the deferred consideration on the North Jacob’s Ranch reserves. During the period, $76 million of these bonds have been sold to fund the deferred consideration. Further information on major projects is given on pages 15 to 17.

Disposals of businesses, principally Peak and the 25 per cent interest in Alumbrera, generated a cash inflow of $221 million.

Dividends paid were $120 million lower than in the first half of 2002 as a result of the change in policy for weighting of interim and final dividends announced in 2001.

Balance sheet
Shareholders’ funds increased by $1,329 million to $8,791 million with an uplift of $1,087 million from exchange rate changes. The most significant of these was the strengthening of the Australian dollar by a further 18 per cent against the US dollar.

Net debt increased by $57 million to $5,804 million as a result of the increased value in US dollar terms of that small part of the Group’s debt which is denominated in Australian and South African currencies. The ratio of net debt to total capital decreased from 41.1 per cent, at 31 December 2002, to 37.5 per cent at 30 June 2003. The balance sheet remains strong. Interest was covered 11 times.

Dividends
The interim dividend is set at one half of the total dividends for the previous year. Therefore interim dividends equivalent to 30.0 US cents per share (2002: 29.5 US cents per share) have been declared by Rio Tinto plc and Rio Tinto Limited.

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on Tuesday, 29 July 2002.

Rio Tinto plc shareholders will be paid an interim dividend of 18.45 pence per ordinary share (2002: 18.87 pence).

Rio Tinto Limited shareholders will be paid an interim dividend of 45.02 Australian cents per ordinary share (2002: 54.06 Australian cents) which will be fully franked. The directors consider that there are sufficient franking credits available for paying fully franked dividends for at least the next year.

The respective dividends will be paid on Friday, 12 September 2003 to Rio Tinto plc shareholders on the register at close of business on Friday, 15 August 2003 and to Rio Tinto Limited shareholders on the register at the close of business on Tuesday, 19 August 2003. The ex dividend date for both Rio Tinto plc and Rio Tinto Limited will be Wednesday, 13 August 2003. Dividends will be paid to Rio Tinto ADR holders on Monday, 15 September 2003.

As usual, Rio Tinto will operate its Dividend Reinvestment Plan, details of which can be obtained from the Company Secretaries’ offices. The last date for receipt of the election notice for the Dividend Reinvestment Plans is 21 August 2003.

Rio Tinto financial information by Business Unit (1)

US$ millions	Rio Tinto interest	Gross turnover (c) First half		EBITDA (d) First half		Net earnings (e) First half
	%	2003	2002	2003	2002	2003	2002

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	628	501	330	313	191	181
Robe River	53.0	172	102	97	61	30	19
Iron Ore Company of Canada	58.7	189	155	(3)	8	(6)	(3)

		989	758	424	382	215	197

Energy
Kennecott Energy	100.0	464	483	122	153	49	56
Pacific Coal	100.0	189	202	76	116	37	67
Kaltim Prima Coal	50.0	97	101	29	43	9	15
Coal & Allied	75.7	283	312	45	107	1	44
Rössing	68.6	41	66	(7)	34	(5)	16
ERA	68.4	53	40	24	15	5	3

		1,127	1,204	289	468	96	201

Industrial Minerals		843	797	243	285	74	110

Aluminium	(a)	902	838	227	245	102	124

Copper
Kennecott Utah Copper	100.0	321	389	73	137	10	54
Escondida	30.0	210	145	117	64	47	21
Freeport	16.4	176	130	89	48	15	(4)
Freeport joint venture	40.0	211	133	134	70	64	33
Palabora	49.2	103	101	18	33	5	8
Kennecott Minerals	100.0	119	104	59	50	30	19
Rio Tinto Brasil	(b)	73	55	21	15	3	3
Other		94	136	30	56	(6)	7

		1,307	1,193	541	473	168	141

Diamonds
Argyle	100.0	243	158	115	71	53	24
Diavik	60.0	–	–	–	–	–	–

		243	158	115	71	53	24

Other operations		119	115	57	32	22	9

Other items		31	16	(70)	(32)	(8)	(2)
Exploration and evaluation		–	–	(64)	(58)	(52)	(49)
Net interest		–	–			(29)	(53)

Total		5,561	5,079	1,762	1,866	641	702

Reconciliation to the profit and loss account
Profit on ordinary activities before interest				1,104	1,272
Depreciation and amortisation in subsidiaries				488	445
Depreciation and amortisation in JVs and associates				170	149

				1,762	1,866

References above are to notes on page 30

Rio Tinto financial information by Business Unit (2)
US$ millions	Rio Tinto interest	Capital Expenditure (f) First half		Depreciation & amortisation (g) First half		Operating assets (h)
						30 June	30 June
	%	2003	2002	2003	2002	2003	2002

Iron Ore
Hamersley (inc. HIsmelt®)	100.0	79	22	51	49	1,136	925
Robe River	53.0	28	53	35	20	1,659	1,384
Iron Ore Company of Canada	58.7	6	20	14	18	492	711

		113	95	100	87	3,287	3,020

Energy
Kennecott Energy	100.0	133	121	57	67	567	527
Pacific Coal	100.0	105	35	22	18	591	331
Kaltim Prima Coal	50.0	1	2	11	10	55	61
Coal & Allied	75.7	9	28	36	20	729	587
Rössing	68.6	3	–	3	2	45	15
ERA	68.4	1	2	12	9	164	170

		252	188	141	126	2,151	1,691

Industrial Minerals		51	52	84	70	2,060	2,021

Aluminium	(a)	182	94	71	61	2,847	2,123

Copper
Kennecott Utah Copper	100.0	45	52	45	63	1,319	1,929
Escondida	30.0	20	85	38	25	491	462
Freeport	16.4	9	10	26	19	141	105
Freeport joint venture	40.0	22	38	22	19	405	439
Palabora	49.2	35	29	5	9	340	231
Kennecott Minerals	100.0	4	13	17	24	124	161
Rio Tinto Brasil	(b)	6	5	7	7	85	105
Other		25	25	34	36	275	428

		166	257	194	202	3,180	3,860

Diamonds
Argyle	100.0	12	20	32	30	520	537
Diavik	60.0	54	110	–	–	646	450

		66	130	32	30	1,166	987

Other operations		2	5	20	15	101	154

Other items		6	3	16	3	(197)	80
Less joint ventures and associates		(68)	(153)	(170)	(149)

Total		770	671	488	445	14,595	13,936

Less net debt						(5,804)	(6,021)

Net assets						8,791	7,915

References above are to notes on page 30

Review of Operations

Comparison of net earnings
2003 first half net earnings of $641 million were $61 million below the net earnings for the first half of 2002. The table below shows the difference by product group. All financial amounts in the tables below are US$ millions unless indicated otherwise.

$ m

2002 first half net earnings	702

Iron Ore	18
Energy	(105)
Industrial Minerals	(36)
Aluminium	(22)
Copper	27
Diamonds	29
Other operations	13
Exploration	(3)
Interest	24
Other	(6)

2003 first half net earnings	641

Iron Ore

	First half 2003	First half 2002	Change	Full year 2002

Production (million tonnes)	48.3	43.8	+10%	90.1

Turnover	989	758	+30%	1,757
Net earnings	215	197	+9%	452
EBITDA	424	382	+11%	861
Capital expenditure	113	95		199

Market Conditions
The tight market conditions experienced in the second half of 2002 continued in the first half of 2003. Chinese imports of iron ore were 44 per cent higher than the first half of 2002; imports into Japan were up three per cent. Demand for all products was strong.

Price increases effective from April 2003 of 8.9 per cent for lump ore and 9.0 per cent for fines and Yandi ores were negotiated with major customers.

Hamersley Iron
Net earnings of $191 million were $10 million above the first half of last year. Hamersley continued to produce at capacity to meet strong demand. Shipments of 35.7 million tonnes were 18 per cent above the first half of last year. The resultant pressure on shipping schedules has resulted in demurrage charges significantly higher than the first half of 2002 although lower than incurred in the second half of 2002.

A feasibility study for expanding system capacity to 114 million tonnes will be completed in the second half of the year.

Robe River
Net earnings of $30 million were $11 million above the first half of 2002. Due to unprecedented demand, production from the West Angelas mine continued to ramp up ahead of schedule reflecting widespread market acceptance and positive customer feedback on sinter plant and blast furnace performance of the Marra Mamba ore.

Current expectations are that West Angelas will reach its capacity of 20 million tonnes in the first half of 2004, almost two years earlier than anticipated.

IOC
The net loss of $6 million in the first half of 2003 was $3 million greater than the loss in the first half of 2002. The weakening of the US dollar reduced earnings by $4 million. Production of concentrate was adversely affected by the commissioning of the new control system for the automatic train operation, crusher breakdowns and lower recoveries. Concentrate was diverted to support pellet production for which demand was strong but concentrate sales remain production constrained.

Energy

		First half 2003	First half 2002	Change	Full year 2002
Production	Coal (million tonnes)
	US	52.4	51.9	+1%	105.3
	Australia & Indonesia	20.9	21.9	–5%	43.8
	Uranium (tonnes)	2,357	2,291	+3%	4,955

Turnover		1,127	1,204	–6%	2,430
Net earnings		96	201	–52%	353
EBITDA		289	468	–38%	886
Capital expenditure		252	188		350

US Coal – Kennecott Energy
Earnings of $49 million were $7 million below the first half of last year. A colder than average 2002/03 winter helped increase utility coal consumption by eight per cent in the first quarter compared with the previous year but there was no increase in demand in the second quarter. The increase in natural gas capacity, whilst contributing to the volatility of prices in that market, has softened the upward pressure on coal prices.

In the early part of the year, production and costs at Cordero Rojo were adversely affected by the flow-on effects of pit wall instability. Production and train availability in the second quarter were affected by unusually high rainfall. First half earnings benefited from the release of prior period provisions for royalties that are not now payable.

Asia Pacific Coal – Markets
Market conditions were extremely tough with lower prices, reduced contract tonnage and the strengthening Australian dollar. The export thermal coal market remains very competitive with increased supply, especially from China and Indonesia. The reference price fell by $2/tonne for the second year running.

Pacific Coal
Net earnings of $37 million were $30 million below the first half of 2002. Pacific Coal was affected by the movement in exchange rates and falling prices despite its strong contract position. Total production from the three mines was broadly in line with the first half of last year.

Kaltim Prima Coal
Net earnings of $9 million were $6 million below the first half of 2002 as the effect of higher shipments was more than offset by lower prices. On 21 July 2003, Rio Tinto and BP announced that they had agreed to sell their interests in PT Kaltim Prima Coal for a cash price of $500 million including assumed debt. The sale is subject to various approvals and completion is anticipated in October 2003. Each company will receive 50 per cent of the net proceeds.

Coal & Allied
Net earnings of $1 million were $43 million below the first half of 2002. Sales volumes were 20 per cent below the first half of last year as a result of soft markets. In response, production in 2003 will be four million tonnes below capacity, slightly less than in 2002. In addition, clean coal stock piles will be reduced by 500,000 tonnes and in-pit inventories will be reduced by 1.5 million tonnes.

Rössing
Rossing made a net loss of $5 million compared with net earnings of $16 million in the first half of 2002. Average realised prices were significantly lower as some higher priced long term contracts that ended in 2002 were replaced by new long-term contracts that were priced in line with current market conditions. Net earnings were also adversely affected by the strengthening of the Namibian dollar.

Energy Resources of Australia
Net earnings of $5 million were $2 million above the first half of 2002. The effect of higher sales volumes was partially offset by the effect of the stronger Australian dollar.

Industrial Minerals

		First half 2003	First half 2002	Change	Full year 2002
Production	Borates (000 tonnes)	282	260	+8%	528
	Titanium dioxide (000 tonnes)	608	646	–6%	1,274
	Salt (000 tonnes)	2,094	2,188	–4%	4,667
	Talc (000 tonnes)	686	669	+3%	1,327

Turnover		843	797	+6%	1,847
Net earnings		74	110	–33%	286
EBITDA		243	285	–15%	717
Capital expenditure		51	52		133

Rio Tinto Borax
Net earnings of $39 million were $4 million below the first half of 2002. Production of borates was eight per cent higher than the first half of last year. Sales volumes were marginally above the first half of last year despite poor market conditions. Cost improvements were offset by higher natural gas prices. Due to rising global demand for boric acid, Borax is planning to increase its boric acid capacity by 90,000 tonnes by early 2005.

Rio Tinto Iron & Titanium
Net earnings of $20 million were $29 million below the first half of 2002. The revaluation of balance sheet items due to the weakening of the US dollar together with its adverse effect on operating costs reduced earnings by $26 million.

Pigment demand only increased slowly in the first half of the year. Due to cold weather the paint season has been slow to start in North America and European producers appear to be affected by the stronger Euro and economic uncertainty. Pigment inventories are high at some producers.

Both RBM and QIT continue to run below capacity in line with market demand, compounded in the case of RBM by the run down of excess customer stocks. The oversupply remained marked in the sector of conventional chloride slags and new supply coming on stream in 2003 will only exacerbate the situation. Demand for very high-grade chloride feedstock, such as QIT’s UGS, remains healthy.

In the second half of 2003, QIT will complete a feasibility study for the expansion of its UGS facility. The expanded capacity is expected to be in the range of 325,000 to 380,000 tonnes per year and it could come on line in early 2005.

Dampier Salt
Net earnings of $7 million were $4 million below the first half of 2002. New sources of salt supply to service the South-East Asian chemicals industry is leading to overcapacity. This, together with higher freight rates, resulted in an increasingly competitive environment in the chloralkali industry.

Luzenac
Net earnings of $8 million were $1 million above the first half of 2002. The key paper market remains weak as the US advertising market continues to be soft. Auto production in both the US and Europe also looks weak, with recently announced cutbacks by major manufacturers affecting demand for polymers.

Aluminium
		First half 2003	First half 2002	Change	Full year 2002
Production	Bauxite (000 tonnes)	6,194	5,739	+8%	11,724
	Alumina (000 tonnes)	988	981	+1%	1,947
	Aluminium (000 tonnes)	401	385	+4%	795.4

Turnover		902	838	+8%	1,662
Net earnings		102	124	-18%	256
EBITDA		227	245	-7%	510
Capital expenditure		182	94		269

The above figures include Anglesey Aluminium, the responsibility for which passed from the Copper Product Group to the Aluminium Product Group during the period.

Prices
The average aluminium price for the first half of 2003 was 63c/lb, two per cent above the average price for the first half of 2002. Whilst the majority of alumina is sold under long term contracts, the tightness in the market was reflected in spot prices which peaked at over $290/tonne compared with prices below $150/tonne throughout 2002.

The effect of these and other price movements was to increase net earnings by $26 million but this was more than offset by the effect on costs of the weakening US dollar.

Bauxite
Bauxite production from the Weipa mine of 6.0 million tonnes was eight per cent above the first half of last year due to the timing of maintenance. Shipments of bauxite were in line with the first half of last year.

Alumina
Alumina production in the first half of the year was in line with the first half of 2002.

Aluminium
Rio Tinto’s share of aluminium production, including the additional share of Boyne Island that was purchased in July 2002, was four per cent above the second half of 2002. Production at Tiwai Point was constrained by higher spot power prices in New Zealand and production from Boyne Island was affected by anode quality issues. Tiwai Point has now resumed taking spot power and is restarting cells at the rate of one every two days.

Copper
		First half 2003	First half 2002	Change	Full year 2002
Production	Mined copper (000 tonnes)	462.7	428.9	+8%	887.1
	Refined copper (000 tonnes)	165.2	212.8	-22%	416.9
	Mined gold (000 oz)	1,203	1,154	+4%	2,530

Turnover		1,307	1,193	+10%	2,468
Net earnings		168	141	+19%	341
EBITDA		541	473	+14%	997
Capital expenditure		166	257		451

Reflecting changes to the Copper Product Group which became effective during the first half of the year, the figures above include Kennecott Minerals and Rio Tinto Brasil but exclude Anglesey Aluminium.

Kennecott Utah Copper
Net earnings of $10 million were $44 million below the first half of 2002. Whilst Kennecott benefited from stronger gold, copper and molybdenum prices, this was more than offset by lower by-product grades. By-product grades will be significantly lower than 2002 until they return to more normal levels in 2005.

Refined copper production was 30 per cent below the first half of last year. The failure of the final absorption tower of the acid plant stopped smelter production for three weeks. Smelter efficiency was also affected by the processing of lower grade concentrate with lower copper to sulphur ratios. The resultant shortage of anodes meant that output of refined copper, gold and silver were significantly reduced. The refinery returned to full capacity by the end of the half year.

The negotiation of a new labour agreement, which will expire in September 2009, was concluded in June. An important part of the new agreement will be increased flexibility for personnel and work assignments. There were no work stoppages in the eight month impasse after the old agreement lapsed in September 2002.

Escondida
Net earnings of $47 million were $26 million above the first half of 2002. Mined production of copper was up 41 per cent due to the commissioning of the new Laguna Seca concentrator. Lower ore grades continued to be mined during the period in line with the previously announced plan to constrain copper production.

Freeport and Freeport Joint Venture
Net earnings of $79 million were $50 million above the first half of 2002 which were unusually low due to lower gold grades. The Deep Ore Zone project which was completed in the third quarter of 2002 was expanded from 25,000 tonnes per day to 35,000 tonnes per day in the first quarter of 2003 and on occasion has exceeded 40,000 tonnes per day.

Palabora
Net earnings of $5 million were $3 million below the first half of 2002 principally due to the relative strength of the South African rand. The ramp up of production from the underground mine continues to be constrained by secondary breaking issues and the effectiveness of the remote operated rock breaking equipment. The underground mine produced at an average rate of 16,300 tonnes per day in June 2003. New equipment has been introduced and the design capacity of 30,000 tonnes per day is targeted by the end of this year. In the meantime, ore from the underground is being supplemented with purchased concentrate and ore scavenged from the open pit.

Kennecott Minerals
Net earnings of $30 million were $11 million above the first half of 2002 due principally to the higher gold price.

Rio Tinto Brasil
Net earnings of $3 million were in line with the first half of last year. Production from the Fortaleza nickel mine was halted in April to allow additional support and mine development work to be carried out. Production restarted in July. Production from Morro do Ouro was 10 per cent below the first half of last year due to lower grades.

Other copper operations
The Group’s other copper operations made a net loss of $6 million compared with net earnings of $7 million in the first half of 2002 . The sale of Peak and the 25 per cent interest in Alumbrera was completed in March 2003. A profit of $19 million is recorded in other items.

The construction of Northparkes Lift 2 is about seven to eight months behind schedule because variable ground conditions and higher than expected rock stress have caused delays as additional ground support has been necessary to ensure the safety of construction crews. Copper production was 38 per cent lower than the first half of 2002 as a result of lower grades as ore is sourced from the near exhausted Lift 1 and open cut mines.

Diamonds
		First half 2003	First half 2002	Change	Full year 2002
Production	Diamonds (000 carats)	13,716	14,610	-6%	33,620

Turnover		243	158	+54%	372
Net earnings		53	24	+121%	63
EBITDA		115	71	+62%	175
Capital expenditure		66	130		237

Argyle
Net earnings of $53 million were $29 million above the net earnings in the first half of 2002. The first quarter saw robust demand for rough diamonds on the back of positive Christmas retail results and Argyle’s results benefited from inventory sales. Carats produced were 11 per cent below the first half of last year as grades were lower and fewer tonnes were processed. There was an extended maintenance shutdown in June.

Diavik
Diavik produced its first diamonds during the period. The process plant start-up progressed ahead of schedule and production in the second quarter was 62 per cent of design capacity. Head grades are improving as mining progresses into the ore body. The first sale of diamonds from the Diavik mine took place in the first week in July. Prices were comfortably above those anticipated in the feasibility study.

The bulk sample of pipe A154North has recently been completed with positive results. The value of diamonds in this pipe is now assessed to be substantially higher than in the original project study.

Other Operations

		First half 2003	First half 2002	Change	Full year 2002
Production	Gold (000 oz)	326	279	+17%	604

Turnover		119	115	+3%	208
Net earnings		22	9	+144%	25
EBITDA		57	32	+78%	81
Capital expenditure		2	5		6

The gold price was 16 per cent higher than the first half of 2002. Costs and grades at Kelian were both favourable. Mining operations were completed towards the end of the first half of the year.

Exploration

	First half 2003	First half 2002	Change	Full year 2002
Post tax expenditure	52	49	+6%	109

Exploration focuses on advancing the most promising targets on a range of grass roots generative, drill testing stage and near mine programmes. Good results were obtained from a number of locations.

Cortez (Rio Tinto 40%) announced the discovery of a significant new oxidised gold deposit called Cortez Hills located about 12 km south east of the existing Pipeline/South Pipeline complex in Nevada.

Exploration continued on the Marcona copper project in Peru. The evaluation of the Resolution project in Arizona is ongoing.

Exploration and metallurgical test work continued at the Dashkasan gold project in Iran and drilling and metallurgical studies were ongoing at the Copler gold project in Turkey.

Drilling and exploration continued on a number of diamond projects in Canada, Botswana and India. Drilling was completed on the Aredor project in Guinea with no further work planned.

Drilling on iron ore targets in the Hamersley Basin commenced during the second quarter of the year. In advance of an order of magnitude study, evaluation work continued at the Simandou iron ore project.

Brownfield developments
The scale and quality of Rio Tinto’s asset portfolio offers the opportunity to raise production from current mines and associated infrastructure to meet market demand. Rio Tinto currently has a number of brownfield developments under way and is evaluating the expansion of other operations.

The following major projects are actually in construction or have been recently completed:

Project	Estimated Cost (100%)	Status/Milestones

Complete

Iron Ore – West Angelas mine (Rio Tinto 53%). Development of a new mine in Western Australia with a capacity of 20 million tonnes per annum.	$450 m	The mine was completed in mid 2002 on time, on budget and with an outstanding safety record. The mine is expected to be operating at an annualised rate of 20 million tonnes by the end of the second quarter of 2004, two years earlier than originally scheduled.

Copper – Freeport Deep Ore Zone Expansion project (Rio Tinto 43%). Development of a new 25,000 tonne per day block cave mine.	$243 m	The mine was declared fully operational from 1 October 2002. Completion was within budget and well within the original schedule. In Q1 2003 an expansion to 35,000 tonnes per day was completed at a cost of $34 million. The mine has operated at above 40,000 tonnes per day.

Copper – Escondida Phase IV (Rio Tinto 30%). A new 110,000 tonnes of ore per day copper concentrator facility.	$1,045 m	The commissioning of the project was completed in the second quarter of 2003.

Ongoing

Copper – Palabora Underground (Rio Tinto 49%). 30,000 tonne per day block caving operation.	$410 m	The production ramp up has been constrained by inability to clear drawpoints efficiently that have been blocked with poorly fragmented, large rocks. Average production in June was 16,300 tonnes per day and a daily record of 24,400 tonnes was achieved in the month. Further work is ongoing to reach the target level of 30,000 tonnes per day by the end of 2003.

Copper – Northparkes Lift 2 Expansion project (Rio Tinto 80%). New 15,000 tonne per day block cave mine approximately 400 metres below the existing underground operation.	$100 m	Variable ground conditions and higher than expected rock stress have caused delays as additional ground support has been necessary to ensure the safety of construction crews. The project cost has increased from $76 million to $100 million. The project is 7 to 8 months behind schedule.

Iron Ore – Eastern Range mine (Rio Tinto 54%). Development of a new mine with a capacity of 10 million tonnes per annum. The mine will service a joint venture formed between Hamersley and Shanghai Baosteel Group Corporation.	$67 m	First shipments are expected in the first half of 2004.

Recently approved

Copper – Escondida Norte (Rio Tinto 30%). Satellite deposit will provide mill feed to keep Escondida capacity above 1.2 million tonnes per annum to the end of 2008.
Reserves are 502mt of copper at 1.44% Cu (0.7% Cu cut-off).	$400 m	Project approved in June 2003. First production is expected in the fourth quarter of 2005.

Aluminium – Expansion of Weipa (Rio Tinto 100%) bauxite production to 16.5 million tonnes, and move to a two mine operation. The majority of the expenditure is for the construction of a purpose-built beneficiation plant at Andoom to process fine ore. Expenditure to support Comalco’s alumina refinery is $20 million	$150 m	The project is expected to be complete by the end of 2004.

Greenfield developments
Rio Tinto has a number of high quality greenfield projects under construction. These projects represent a significant increase in the Group’s exposure to several commodities. The Comalco alumina project will make Rio Tinto a major player in the traded alumina market. Hail Creek, together with the opening up of the Ti Tree area at Kestrel, will make Rio Tinto a significant supplier of hard coking coal. The Diavik mine will approximately double the revenue from the Group’s diamond production. In April 2002 the Group committed to the construction of a commercial size HIsmelt® plant. This technology has the potential to significantly change the steel making process and to increase the value of Rio Tinto’s Pilbara ore reserves.

Project	Estimated Cost (100%)	Status/Milestones

Complete

Diamonds – Diavik (Rio Tinto 60%) in the North West Territories of Canada with average annual production of about six million carats.	$900 m	The project was completed within budget and well inside the original schedule. Currently the contact zone above the orebody is being mined. The main orebody will be accessed in the second half of the year.

Ongoing

Aluminium – Comalco’s alumina refinery (Rio Tinto 100%). Construction in Queensland of a greenfield alumina refinery with initial annual capacity of 1.4 million tonnes but with options to expand to 4.2 million tonnes.	$750 m	The project is currently on track and on budget. As at the end of June 2003 engineering was 90% complete and construction 22% complete. A$1,074 million had been committed. First production is due in late 2004 with first shipments in early 2005.

Energy – Hail Creek (Rio Tinto 92%). Coking coal mine in Queensland with a capacity of 5.5 million tonnes per year.	$255 m	The project is approximately 90% complete. The scope was expanded in 2002 to include the purchase of mining equipment following the decision to own/operate rather than contract out various mining activities. First shipments are expected in October 2003.

Iron Ore – HIsmelt® direct iron smelting technology (Rio Tinto 60%). A joint venture between Rio Tinto (60%), Nucor Corporation (25%) Mitsubishi Corporation (10%) and Shougang Corporation (5%) to construct an 800,000 tonne capacity plant at Kwinana, Western Australia.	$200 m	Engineering is 65% complete and construction 11% complete. A$250 million has been committed to date. First production is expected in the second half of 2004.

Other – Project Daybreak (formerly Project Sunrise, Rio Tinto 100%). Development for mixed use of a 4,100 acre area of land near Salt Lake City, Utah.	Initial cash requirement of $50 m	Land sales are planned to start in 2004 and ramp up over a period of 5-6 years.

Divestments
The sale of Rio Tinto’s 25 per cent interest in Minera Alumbrera Limited, Argentina together with its wholly owned Peak Gold Mine in New South Wales, Australia was completed in March 2003. Cash consideration was $210 million and the profit on disposal, which is disclosed separately on the face of the Profit and Loss Account was $19 million.

On 21 July 2003, Rio Tinto and BP announced that they had agreed to sell their interests in PT Kaltim Prima Coal for a cash price of $500 million, which includes assumed debt. The sale is subject to various approvals and completion is anticipated in October 2003. Each company will receive 50 per cent of the net proceeds.

Price and exchange sensitivities
The following sensitivities give the estimated effect on net earnings assuming that the price or exchange rate moved in isolation. The relationship between currencies and commodity prices is a complex one and movements in exchange rates can cause movements in commodity prices and vice versa. The exchange rate sensitivities quoted below include the effect on operating costs of movements in exchange rates but exclude the effect due to the revaluation of foreign currency working capital. They should therefore be used with care.

Estimated effect on Rio Tinto’s full year net earnings of:
	Change in full year average	US$m
Copper	+/- 7c/lb	99
Gold	+/-$35/oz	56
Aluminium	+/- 6c/lb	88
Australian dollar	+/- 6USc	139
Canadian dollar	+/- 7USc	26
South African rand	+/- 0.7 rand	16

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Lisa Cullimore Office: +44 (0) 20 7753 2305 Mobile: +44 (0) 7730 418 385	Media Relations Ian Head Office: +61 (0) 3 9283 3620 Mobile: +61 (0) 408 360 101
Investor Relations Peter Cunningham Office: +44 (0) 20 7753 2401 Mobile: +44 (0) 7711 596 570 Richard Brimelow Office: +44 (0) 20 7753 2326 Mobile: +44 (0) 7753 783 825	Investor Relations Dave Skinner Office: +61 (0) 3 9283 3628 Mobile: +61 (0) 408 335 309 Daphne Morros Office: +61 (0) 3 9283 3639 Mobile: +61 (0) 408 360 764

Website: www.riotinto.com

Directors’ report

Activities and review of operations
A detailed review of the Group’s activities during the half year ended 30 June 2003 and likely future developments are given on pages 3 to 18.

Directors
Executive directors
Sir Robert Wilson KCMG, Chairman (note b)
R Leigh Clifford, Chief executive
Robert Adams
Guy R Elliott
Oscar L Groeneveld

Non executive directors
Sir Richard Giordano, Senior non executive director and deputy chairman (notes a, b and d)
Leon A Davis, Deputy chairman (note d)
David C Clementi (notes a and c)
Andrew F J Gould (notes a and c)
David L Mayhew (notes a and b)
John P Morschel (notes b, c and d)
Paul D Skinner (notes a, b and d)
Sir Richard Sykes (note c)
Lord Tugendhat (note a and d)

Notes
a) Audit committee
b) Nominations committee
c) Remuneration committee
d) Committee on social and environmental accountability

Mr D C Clementi was appointed a non executive director on 28 January 2003. Mr J C A Leslie resigned as an executive director on 31 March 2003 and The Hon R G H Seitz, who had served as a non executive director since 1996, retired with effect from the conclusion of the Rio Tinto Limited annual general meeting on 1 May 2003.

Dividends
Full details of dividends are given on page 5.

Corporate governance
Rio Tinto is committed to high standards of corporate governance, for which the boards of directors are accountable to shareholders. A common approach to corporate governance is adopted by both Rio Tinto plc and Rio Tinto Limited. The Companies have, for the whole period under review, applied the principles of good governance contained in Part 1 of the Combined Code on best practice in corporate governance published in June 1998 and appended to The Listing Rules of the UK Financial Services Authority, and support the guidelines of the Australian Stock Exchange on disclosure of corporate governance practice.

Both Companies have policies in place to govern the dealing by directors and employees in Rio Tinto securities. Under these policies, directors and employees are prohibited from dealing in Rio Tinto securities when in possession of price sensitive information. In addition directors and certain employees are prohibited from dealing during ‘close periods’ of up to two months preceding a profit announcement. These policies also prohibit directors and certain employees from short term speculative dealing in Rio Tinto securities.

The directors have established four committees, the Audit committee, the Remuneration committee, the Nominations committee and the Committee on social and environmental accountability, which are fundamental for good corporate governance in the Group. Regular reports of their activities are given to the boards and minutes are circulated to all directors. Committee members, shown on page 19, are all non executive directors, except for the Nominations committee, which includes the chairman of Rio Tinto.

The directors are required by UK and Australian company law to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Group as at the end of the financial period and of the profit or loss and cash flows for that period. To ensure that this requirement is satisfied the directors are responsible for establishing and maintaining adequate internal controls and procedures for financial reporting throughout the Group.

Internal control
The boards have established a process for identifying, evaluating and managing the significant risks faced by the Group. This process accords with the guidance set out in Internal Control: Guidance for Directors on the Combined Code.

By order of the board

A V Lawless	S J Consedine
Secretary	Secretary
Rio Tinto plc	Rio Tinto Limited
31 July 2003	31 July 2003

Profit and loss account

	First	First
	half	half	Year
	2003	2002	2002
	US$m	US$m	US$m

Gross turnover (including share of joint ventures and associates)	5,561	5,079	10,828
Share of joint ventures’ turnover	(875)	(790)	(1,662)
Share of associates’ turnover	(348)	(326)	(723)

Consolidated turnover	4,338	3,963	8,443
Net operating costs (full year 2002 included exceptional charges of US$1,078 million)	(3,648)	(3,045)	(7,612)

Group operating profit	690	918	831
Share of operating profit of joint ventures	259	251	532
Share of operating profit of associates	136	103	239
Profit on disposal of interests in subsidiary and associate	19	–	–

Profit on ordinary activities before interest	1,104	1,272	1,602

Net interest payable	(101)	(119)	(237)
Amortisation of discount	(39)	(31)	(54)

Profit on ordinary activities before taxation	964	1,122	1,311
Taxation (full year 2002 included tax relief on exceptional charges of US$42 million)	(309)	(362)	(708)

Profit on ordinary activities after taxation	655	760	603
Attributable to outside equity shareholders (full year 2002 included exceptional charges of US$173 million)	(14)	(58)	48

Profit for the financial period (net earnings)	641	702	651

Dividends to shareholders	(413)	(406)	(826)

Retained profit/(loss) for the period	228	296	(175)

Earnings per ordinary share	46.5c	51.0c	47.3c
Adjusted earnings per ordinary share	46.5c	51.0c	111.2c

Dividends per share to Rio Tinto shareholders	30.0c	29.5c	60.0c

Diluted earnings per share figures for the half year are 0.1 US cents (First half 2002: 0.1 US cents) lower than the earnings per share figures above.

For the purpose of calculating earnings and adjusted earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited share outstanding during the period was 1,377.1 million, being the average number of Rio Tinto plc shares outstanding (1,065.6 million) plus the averag number of Rio Tinto Limited shares outstanding not held by Rio Tinto plc (311.5 million).

The results for all periods relate wholly to continuing operations.

Full year 2002 profit is stated after exceptional charges; these are added back in the table below to arrive at adjusted earnings.

	First	First
	half	half	Year
	2003	2002	2002
	US$m	US$m	US$m

Profit for the financial period (net earnings)	641	702	651
Exceptional charges impact on the above profit and loss account as follows:
Asset write downs	–	–	(978)
Environmental remediation charge	–	–	(116)
Taxation	–	–	42
Attributable to outside equity shareholders	–	–	173

Net exceptional charge	–	–	(879)

Adjusted earnings	641	702	1,530

Cash flow statement

	US$m	US$m	US$m

Cash flow from operating activities (see below)	1,293	1,416	3,134

Dividends from joint ventures	211	174	513
Dividends from associates	65	47	96

Total cash flow from operations	1,569	1,637	3,743
Interest received	22	25	80
Interest paid	(107)	(119)	(264)
Dividends paid to outside shareholders	(54)	(44)	(117)

Returns on investment and servicing of finance	(139)	(138)	(301)

Taxation	(494)	(446)	(722)

Purchase of property, plant and equipment	(666)	(635)	(1,296)
Funding of Group share of joint ventures’ and associates’ capital expenditure	(107)	(42)	(137)
Other funding of joint ventures and associates and repayments	19	–	(6)
Exploration and evaluation expenditure	(67)	(56)	(124)
Sale of property, plant and equipment	3	6	16
Sales less purchases of other investments	87	(318)	(323)

Capital expenditure and financial investment	(731)	(1,045)	(1,870)

Disposals less acquisitions	221	225	127

Equity dividends paid to Rio Tinto shareholders	(420)	(540)	(948)

Cash inflow/(outflow) before management of liquid resources and financing	6	(307)	29

Net cash (outflow)/inflow from management of liquid resources	(42)	161	213
Ordinary shares issued for cash	15	14	37
Loans received less repaid	44	152	(409)

Management of liquid resources and financing	17	327	(159)

Increase/(decrease) in cash	23	20	(130)

Cash flow from operating activities
Group operating profit	690	918	831
Exceptional charges (all non cash items)	–	–	1,078

	690	918	1,909
Depreciation and amortisation	488	445	954
Exploration and evaluation charged against profit	64	58	130
Provisions	40	34	58
Utilisation of provisions	(77)	(64)	(118)
Change in inventories	(41)		85
Change in accounts receivable and prepayments	141	146	158
Change in accounts payable and accruals	(51)	(81)	(57)
Other items	39	(41)	15

Cash flow from operating activities	1,293	1,416	3,134

Net debt of US$5,804 million at 30 June 2003 compares with US$5,747 million at 31 December 2002. The increase of US$57 million comprises the cash inflow before management of liquid resources and financing of US$6 million and other items, including the effect of exchange rate movements of US$63 million.

Balance sheet

First half 2003 A$m	First half 2002 A$m		First half 2003 US$m	First half 2002 US$m	Year 2002 US$m

		Intangible fixed assets
1,657	1,860	Goodwill	1,104	1,053	1,015
101	104	Exploration and evaluation	67	59	57

1,758	1,964		1,171	1,112	1,072
		Tangible fixed assets
20,406	22,450	Property, plant and equipment	13,592	12,716	12,183

		Investments
5,073	5,406	Share of gross assets of joint ventures	3,379	3,062	3,109
(1,766)	(2,053)	Share of gross liabilities of joint ventures	(1,176)	(1,163)	(1,188)

3,307	3,353		2,203	1,899	1,921
773	1,082	Investments in associates/other investments	515	613	656

4,080	4,435	Total investments	2,718	2,512	2,577

26,244	28,849	Total fixed assets	17,481	16,340	15,832

		Current assets
2,507	2,775	Inventories	1,670	1,572	1,502
		Accounts receivable and prepayments
2,461	2,890	Falling due within one year	1,639	1,637	1,598
971	1,119	Falling due after more than one year	647	634	641

3,432	4,009		2,286	2,271	2,239
353	579	Investments	235	328	306
571	983	Cash	380	557	325

6,863	8,346	Total current assets	4,571	4,728	4,372

		Current liabilities
(4,061)	(5,857)	Short term borrowings	(2,705)	(3,318)	(3,366)
(2,914)	(3,220)	Accounts payable and accruals	(1,941)	(1,824)	(1,974)

(6,975)	(9,077)	Total current liabilities	(4,646)	(5,142)	(5,340)

(112)	(731)	Net current liabilities	(75)	(414)	(968)

26,132	28,118	Total assets less current liabilities	17,406	15,926	14,864

		Liabilities due after one year
(5,234)	(5,777)	Medium and long term borrowings	(3,486)	(3,272)	(2,708)
(357)	(546)	Accounts payable	(238)	(309)	(304)

(5,996)	(6,182)	Provisions for liabilities and charges	(3,994)	(3,502)	(3,612)
(1,347)	(1,638)	Outside shareholders’ interests (equity)	(897)	(928)	(778)

13,198	13,975		8,791	7,915	7,462

		Capital and reserves
		Share capital
233	272	– Rio Tinto plc	155	154	154
1,447	1,441	– Rio Tinto Limited (excluding Rio Tinto plc interest)	964	816	816
2,431	2,841	Share premium account	1,619	1,609	1,610
479	533	Other reserves	319	302	303
8,608	8,888	Profit and loss account	5,734	5,034	4,579

13,198	13,975	Equity shareholders’ funds	8,791	7,915	7,462

At 30 June 2003, Rio Tinto plc had 1,066 million ordinary shares in issue and Rio Tinto Limited had 312 million shares in issue, excluding those held by Rio Tinto plc.

At 30 June 2003, net tangible assets per share amounted to US$5.53 (30 June 2002: US$4.94).

In accordance with FRS 4, all commercial paper is classified as short term borrowings though US$2.5 billion (30 June 2002: US$1.9 billion) is backed by medium term facilities. Under US and Australian GAAP, this amount would be grouped within non-current borrowings at 30 June 2003.

Current asset investments include US$228 million (30 June 2002: US$316million) relating to US treasury bills, which are held as security for the deferred consideration for assets acquired during 2002.

Reconciliation with Australian GAAP

First half 2003 A$m		First half 2002 A$m			First half 2003 US$m		First half 2002 US$m		Year 2002 US$m

1,044		1,317		Adjusted earnings reported under UK GAAP	641		702		1,530
–		–		Exceptional charges	–		–		(879)

1,044		1,317		Net earnings under UK GAAP	641		702		651
				Increase/(decrease) net of tax in respect of :
(132)		(152)		Goodwill amortisation	(81)		(81)		(167)
–		–		Asset write downs	–		–		(19)
(11)		(11)		Taxation	(7)		(6)		(13)
3		6		Other	2		3		3

904		1,160		Net earnings under Australian GAAP	555		618		455
65.6	c	84.3	c	Earnings per ordinary share under Australian GAAP	40.3	c	44.9	c	33.1	c

Diluted earnings per share under Australian GAAP are 0.1 US cents (First half 2002: 0.1 US cents) less than the above earnings per share figures.

Exceptional charges
Full year 2002 net earnings under United Kingdom generally accepted accounting principles (‘UK GAAP’) are stated after exceptional charges of US$879 million relating to asset write downs and environmental remediation. Under generally accepted accounting principles in Australia (‘Australian GAAP’) these items totalled US$898 million. However, the concept of adjusted earnings does not exist under Australian GAAP.

First half 2003 A$m	First half 2002 A$m		First half 2003 US$m	First half 2002 US$m	Year 2002 US$m

13,198	13,975	Shareholders' funds under UK GAAP	8,791	7,915	7,462

		Increase/(decrease) net of tax in respect of :
1,441	2,029	Goodwill	960	1,149	1,044
101	143	Taxation	67	81	74
620	–	Dividends	413	–	–
(39)	(41)	Other	(26)	(23)	(23)

15,321	16,106	Shareholders' funds under Australian GAAP	10,205	9,122	8,557

The Group's financial statements have been prepared in accordance with UK GAAP, which differs in certain respects from Australian GAAP. These differences relate principally to the following items, and the effect of each of the adjustments to net earnings and shareholders' funds which would be required under Australian GAAP is set out above.

Goodwill
For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisitions directly against reserves. Under Australian GAAP, goodwill is capitalised and amortised by charges against income over the period during which it is expected to be of benefit, subject to a maximum of 20 years. Goodwill previously written off directly to reserves in the UK GAAP accounts has been reinstated and amortised for the purpose of the reconciliation statements.
For acquisitions in 1998 and subsequent years, goodwill is capitalised under UK GAAP, in accordance with FRS 10. Adjustments are required for Australian GAAP purposes where such capitalised goodwill is amortised over periods exceeding 20 years in the UK GAAP account.

Taxation
Under UK GAAP, provision for taxes arising on remittances of earnings can only be made if the dividends have been accrued or if there is a binding agreement for the distribution of the earnings. Under Australian GAAP, provision must be made for tax arising on expected future remittances of past earnings.
Under UK GAAP, tax benefits associated with goodwill charged directly to reserves, in 1997 and previous years, must be accumulated in the deferred tax provision. This means that the tax benefits are not included in earnings until the related goodwill is charged through the profit and loss account on disposal or closure. For Australian GAAP, no provision is required for such deferred tax because the goodwill that gave rise to these tax benefits was capitalised and gives rise to amortisation charges against profit.

Asset write downs
Under Australian GAAP, asset write downs in 2002 were US$19 million higher than under UK GAAP because the relevant carrying values included goodwill that was eliminated directly against reserves in the year of acquisition for UK GAAP purposes.

Proposed dividends
Under UK GAAP, ordinary dividends are recognised in the financial year in respect of which they are paid. Under Australian GAAP, with effect from 1 January 2003, such dividends are not recognised until they are declared, determined or publicly recommended by the Board of directors. Prior to 1 January 2003, Australian GAAP was consistent with UK GAAP.

Reconciliation of movements in shareholders’ funds

	First half 2003 US$m	First half 2002 US$m	Year 2002 US$m

Profit for the period	641	702	651
Dividends	(413)	(406)	(826)

	228	296	(175)

Adjustment on currency translation
Share capital issued	1,087	562	579
	14	14	15

	1,329	872	419

Opening shareholders’ funds	7,462	7,043	7,043

Closing shareholders’ funds	8,791	7,915	7,462

Prima facie tax reconciliation

	First half 2003 US$m	First half 2002 US$m	Year 2002 US$m

Profit on ordinary activities before taxation	964	1,122	1,311

Prima facie tax at UK and Australian rate of 30%	289	337	393

Impact of exceptional charges	–	–	328

Other permanent differences
Other tax rates applicable outside the UK and Australia	29	39	56
Resource depletion allowances	(15)	(29)	(58)
Permanently disallowed amortisation/depreciation	23	24	51
Research, development and other investment allowances	(5)	(2)	(7)
Other	9	6	24

	41	38	66
Other deferral of taxation
Capital allowances in excess of depreciation charges	(44)	(51)	(90)
Other timing differences	6	(21)	21

Total timing differences related to the current period	(38)	(72)	(69)

Current taxation charge for the period	292	303	718
Deferred tax recognised on timing differences	38	72	27
Deferred tax impact of changes in tax rates	–	(15)	(14)
Other deferred tax items	(21)	2	(23)

Total taxation charge for the period	309	362	708

Exploration and evaluation properties

	First half 2003 US$m	First half 2002 US$m	Year 2002 US$m

At cost less amounts written off
At 1 January	694	678	678
Adjustment on currency translation	67	34	25
Expenditure in period	67	56	124
Charged against profit for the period	(21)	(23)	(50)
Disposals, transfers and other movements	(26)	(52)	(83)

At end of period	781	693	694

Provision
At 1 January	(637)	(623)	(623)
Adjustment on currency translation	(58)	(31)	(22)
Charged against profit for the period	(43)	(35)	(80)
Disposals, transfers and other movements	24	55	88

At end of period	(714)	(634)	(637)

Net balance sheet amount	67	59	57

Product analysis

First	First		First	First
half	half		half	half	Year
2003	2002		2003	2002	2002
%	%		US$m	US$m	US$m

		Gross turnover
12.3	13.4	Copper	685	682	1,348
10.5	9.4	Gold (all sources)	584	478	1,046
18.0	15.0	Iron ore	999	764	1,772
18.6	21.6	Coal	1,034	1,095	2,203
15.9	16.5	Aluminium	883	838	1,663
15.6	16.2	Industrial minerals	866	821	1,898
4.4	3.1	Diamonds	243	158	372
4.7	4.8	Other products	267	243	526

100.0	100.0		5,561	5,079	10,828

		Net earnings
26.6	18.9	Copper, gold and by-products	194	152	369
29.4	24.6	Iron ore	215	198	455
13.2	22.6	Coal	96	182	318
13.4	15.4	Aluminium	98	124	257
10.7	13.9	Industrial minerals	78	112	292
7.3	3.0	Diamonds	53	24	63
(0.6)	1.6	Other products	(4)	14	22

100.0	100.0		730	806	1,776
		Exploration and evaluation	(52)	(49)	(109)
		Net interest	(29)	(53)	(95)
		Other items	(8)	(2)	(42)

			641	702	1,530
		Exceptional charges			(879)

			641	702	651

Geographical analysis (by country of origin)

First	First		First	First
half	half		half	half	Year
2003	2002		2003	2002	2002
%	%		US$m	US$m	US$m

		Gross turnover
28.6	31.6	North America	1,590	1,605	3,377
43.8	41.8	Australia and New Zealand	2,436	2,122	4,500
5.6	5.3	South America	314	268	525
5.7	7.2	Africa	317	364	783
10.6	8.6	Indonesia	587	435	1,039
5.7	5.5	Europe and other countries	317	285	604

100.0	100.0		5,561	5,079	10,828

		Net earnings
15.8	21.9	North America	106	165	326
57.2	58.1	Australia and New Zealand	383	439	939
11.0	3.3	South America	74	25	65
2.2	8.1	Africa	15	61	115
16.1	6.4	Indonesia	108	48	185
(2.3)	2.2	Europe and other countries	(16)	17	(5)

100.0	100.0		670	755	1,625
		Net interest	(29)	(53)	(95)

			641	702	1,530
		Exceptional charges	–	–	(879)

			641	702	651

Comparative figures in the Product analysis have been restated following a change in the basis of attribution of post retirement costs to business units, and consequently to Product groups, which is explained further on page 30.

The above analysis includes Rio Tinto’s share of the results of joint ventures and associates including interest.

The amortisation of discount is included in the applicable product category and geographical area. All other financing costs of subsidiaries are included in ‘Net interest’.

Reconciliation with US GAAP
	First	First
	half	half	Year
	2003	2002	2002
	US$m	US$m	US$m

Net earnings under UK GAAP	641	702	651
Increase/(decrease) net of tax in respect of:
Amortisation of goodwill – subsidiaries and joint arrangements	37	46	90
Amortisation of intangibles – subsidiaries and joint arrangements	(23)	(31)	(59)
Amortisation of intangibles – equity accounted companies	(4)	(4)	(9)
Pensions/post retirement benefits	14	(5)	2
Share options	(11)	(8)	(17)
Asset write downs	(4)	(10)	(317)
Exchange differences taken to earnings under US GAAP	441	271	287
Other	(35)	(24)	(47)

Income before cumulative effect of change in accounting principle	1,056	937	581
Cumulative effect of change in accounting principle for close down and restoration costs	(178)	–	–

Net income under US GAAP	878	937	581

Basic earnings per ordinary share under US GAAP
Before cumulative effect of change in accounting principle	76.7c	68.1c	42.2c
After cumulative effect of change in accounting principle	63.8c	68.1c	42.2c

Shareholders' funds under UK GAAP	8,791	7,915	7,462
Increase/(decrease) net of tax in respect of:
Goodwill – subsidiaries and joint arrangements	1,124	1,007	1,065
Goodwill – equity accounted companies	352	447	352
Intangibles – subsidiaries and joint arrangements	260	304	271
Intangibles – equity accounted companies	46	53	49
Taxation	67	81	74
Proposed dividends	413	403	430
Asset write downs	258	482	262
Reversal of additional provisions under FRS 12	–	183	178
Start-up costs	(78)	(68)	(70)
Mark to market of derivative contracts	181	(58)	(14)
Pensions/post retirement benefits	(453)	(170)	(371)
Share options	(50)	(28)	(38)
Other	(175)	(125)	(133)

Shareholders' funds under US GAAP	10,736	10,426	9,517

Diluted earnings per share under US GAAP are 0.1 US cents (First half 2002: 0.1 US cents) less than the above earnings per share figures.

The Group’s financial statements have been prepared in accordance with generally accepted accounting principles in the United Kingdom (‘UK GAAP’) which differ in certain respects from those in the United States (‘US GAAP’). The effect of adjusting net earnings and shareholders’ funds for the following differences in treatment under US GAAP is set out above.

Goodwill – For 1997 and prior years, UK GAAP permitted the write off of purchased goodwill on acquisition directly against reserves. For acquisitions in 1998 and subsequent years, goodwill is capitalised and amortised over its expected useful life under UK GAAP. Under US GAAP, goodwill is capitalised and, until 2001, was amortised by charges against income over the period during which it was expected to be of benefit, subject to a maximum of 40 years. Goodwill previously written off directly to reserves in the UK GAAP financial statements was therefore reinstated and amortised, under US GAAP. From 1 January 2002, goodwill and indefinite lived intangible assets are no longer amortised under US GAAP but are reviewed annually for impairment under FAS 142, ‘Goodwill and other Intangible Assets’. Goodwill amortisation charged against UK GAAP earnings is added back in the US GAAP reconciliation.

Asset write downs – Following the implementation of FRS 11 in 1998, impairment of fixed assets under UK GAAP is recognised and measured by reference to the discounted cash flows expected to be generated by the asset. Under US GAAP, impairment is recognised only when the anticipated undiscounted cash flows are insufficient to recover the carrying value of the asset. Where an asset is found to be impaired under US GAAP, the amount of such impairment is generally similar under US GAAP to that computed under UK GAAP, except where the US GAAP carrying value includes additional goodwill. The asset write downs in 2002, under US GAAP, included amounts recognised in 2001 under UK GAAP and also an adjustment for goodwill.

Tax – Differences exist between UK GAAP and US GAAP which impact on the treatment of tax benefits related to goodwill previously written off to reserves under UK GAAP, and on tax relating to future remittances of earnings. These differences also arise in the Reconciliation with Australian GAAP and are explained further on page 24.

Provisions for close down and restoration costs – FAS 143 ‘Accounting for Asset Retirement Obligations’ has been implemented with effect from 1 January 2003. Under this US standard, provision is made in the accounting period when the related environmental disturbance occurs, based on the net present value of estimated future costs. The costs so recognised are capitalised and depreciated over the estimated useful life of the related asset. Over time, the liabilities will be accreted for the change in their present value. This accounting treatment is broadly similar to Rio Tinto’s established policy under UK GAAP. Consequently, the ‘Reversal of provisions under FRS 12’ included in the above reconciliation at 31 December 2002 is no longer appropriate. In future periods any differences in the above costs recognised for US and UK reporting are expected to be modest.

Share options – Under UK GAAP, no cost is accrued where the option scheme applies to all relevant employees and the intention is to satisfy the share options by the issuance of new shares. Prior to 2002, under US GAAP the Group accounted for share option plans under the recognition and measurement provisions of APB Opinion 25, ‘Accounting for Stock Issued to Employees’, and related interpretations. In 2002 the Group adopted the fair value recognition provisions of FAS 123, ‘Accounting for Stock Based Compensation’, which is considered by the SEC to be a preferable accounting method for share based employee compensation. Fair value is determined using an option pricing model.

Exchange differences, Debt – The Group finances its operations primarily in US dollars and a significant proportion of the Group’s US dollar debt is located in its Australian operations. Under UK GAAP, this debt is dealt with in the context of the currency status of the Group as a whole and exchange differences reported by the Australian operations are adjusted through reserves. US GAAP permits such exchange gains and losses to be taken to reserves only to the extent that the US dollar debt hedges US dollar assets in the Australian group. Net exchange gains of US$319 million on US dollar debt that do not qualify for hedge accounting under US GAAP have therefore been recorded in US GAAP earnings.

Exchange differences, Derivatives – The Group is party to derivative contracts in respect of some of its future transactions in order to hedge its exposure to fluctuations in exchange rates against the US dollar. Under UK GAAP, these contracts are accounted for as hedges: gains and losses are deferred and subsequently recognised when the hedged transaction occurs. However, certain of the Group’s derivative contracts do not qualify for hedge accounting under FAS 133 (amended), Accounting for Derivative Instruments and Hedging Activities’, principally because the hedge is not located in the entity with the exposure. Unrealised gains of US$122 million on such derivatives have therefore been taken to US GAAP earnings.

Accounting principles

The financial information included in this report has been prepared in accordance with United Kingdom Accounting Standards and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 21 July 2003. The UK GAAP financial information has been drawn up on the basis of accounting policies consistent with those applied in the financial statements for the year to 31 December 2002.

Prior year financial information

Financial information for the year 2002 has been extracted from the full financial statements prepared on the historical cost basis as filed with the Registrar of Companies. The auditors' report on the financial statements for the year ended 31 December 2002 was unqualified and did not contain statements under section 237(2) of the United Kingdom Companies Act 1985 (regarding adequacy of accounting records and returns), or under section 237(3) (regarding provision of necessary information and explanations).

Directors’ declaration

The financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and with applicable accounting standards, using the most appropriate accounting policies for Rio Tinto’s business and supported by reasonable and prudent judgements.

The financial statements give a true and fair view of the state of affairs of the Rio Tinto Group at 30 June 2003 and of the profit and cash flows of the Group for the half year then ended.

The financial statements have been prepared on the going concern basis since, in our opinion, each of the Rio Tinto Group, Rio Tinto Limited and Rio Tinto plc has adequate financial resources to continue in operational existence for the foreseeable future and to pay its debts as and when they become due and payable.

By order of the board
G R Elliott
Finance Director
31 July 2003

Independent review report to Rio Tinto plc and Rio Tinto Limited

Introduction
We have been instructed by the companies to review the financial information of the Rio Tinto Group which comprises the profit and loss account, the cash flow statement, the balance sheet, the reconciliation with Australian GAAP and the related notes (including the financial information by Business Unit). We have read the other information contained in the interim report, including the reconciliation with US GAAP, and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual financial statements except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the companies for the purpose of the Listing Rules of the Financial Services Authority in the United Kingdom and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

PricewaterhouseCoopers LLP Chartered Accountants London 31 July 2003 in respect of Rio Tinto plc	PricewaterhouseCoopers Chartered Accountants Perth 31 July 2003 in respect of Rio Tinto Limited

Summary financial data in Australian dollar, Sterling and US dollar

First half 2003 A$m	First half 2002 A$m	First half 2003 £m	First half 2002 £m		First half 2003 US$m	First half 2002 US$m	Year 2002 US$m

9,054	9,523	3,454	3,526	Gross turnover (including share of joint ventures and associates)	5,561	5,079	10,828

1,569	2,105	599	777	Profit on ordinary activities before taxation	964	1,122	1,311

1,044	1,317	398	486	Adjusted earnings*	641	702	1,530

1,044	1,317	398	486	Profit for the financial period (net earnings)	641	702	651

75.8c	95.7c	28.9p	35.3p	Earnings per ordinary share	46.5c	51.0c	47.3c
75.8c	95.7c	28.9p	35.3p	Adjusted earnings per ordinary share*	46.5c	51.0c	111.2c

				Dividends per share to Rio Tinto shareholders
		18.45p	18.87p	– Rio Tinto plc	30.0c	29.5c	60.0c
45.02c	54.06c			– Rio Tinto Limited

2,554	3,070	975	1,136	Total cash flow from operations	1,569	1,637	3,743

(1,190)	(1,960)	(454)	(726)	Capital expenditure and financial investment	(731)	(1,045)	(1,870)

(8,714)	(10,630)	(3,511)	(3,946)	Net debt	(5,804)	(6,021)	(5,747)

13,198	13,975	5,318	5,188	Equity shareholders’ funds	8,791	7,915	7,462

* Adjusted earnings for full year 2002 excluded exceptional charges of US$879 million, which are analysed on page 21.

The financial data above have been extracted from the primary financial statements set out on pages 21 to 23. The Australian $ and Sterling amounts are based on the US $ amounts, retranslated at average or closing rates as appropriate. For further information on these exchange rates, please see page 30.

Metal prices and exchange rates
		First half 2003	First half 2002	Change 1H03 v1H02	Year 2002

Metal prices – average for the period

Copper	– US cents/lb	75c	72c	4%	71c
Aluminium	– US cents/lb	63c	62c	2%	61c
Gold	– US$/troy oz	US$350	US$301	16%	US$309

Average exchange rates in US$

Sterling		1.61	1.44	12%	1.50
Australian dollar		0.61	0.53	15%	0.54
Canadian dollar		0.69	0.63	10%	0.64
South African rand		0.12	0.09	33%	0.09

Period end exchange rates in US$

Sterling		1.65	1.53	8%	1.60
Australian dollar		0.67	0.57	18%	0.57
Canadian dollar		0.74	0.66	12%	0.63
South African rand		0.13	0.10	30%	0.12

The Australian $ exchange rates, given above, are based on the Hedge Settlement Rate set by the Australian Financial Markets Association.

Circulation to shareholders

This report will be circulated to shareholders and is available on the Rio Tinto website.

Notes to financial information by business unit (Pages 6 and 7)

(a) Includes Rio Tinto’s interest in Anglesey Aluminium (51%) and Comalco (100%).

(b) Includes Rio Tinto’s interest in Morro do Ouro (51%).

(c) Gross turnover includes 100 per cent of subsidiaries’ turnover and the Group‘s share of the turnover of joint ventures and associates.

(d) EBITDA of subsidiaries, joint ventures and associates represents profit before: tax, net interest payable, depreciation and amortisation.

(e) Net earnings represent after tax earnings attributable to the Rio Tinto Group. Earnings of subsidiaries are stated before interest charges but after the amortisation of the discount related to provisions. Earnings attributable to joint ventures and associates include interest charges.

(f) Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint ventures and associates. Amounts relating to joint ventures and associates not specifically funded by Rio Tinto are deducted before arriving at the total capital expenditure for the Group.

(g) Depreciation figures include 100 per cent of subsidiaries’ depreciation and goodwill amortisation and include Rio Tinto’s share of the depreciation and goodwill amortisation of joint ventures and associates. Amounts relating to joint ventures and associates are deducted before arriving at the total depreciation charge.

(h) Operating assets of subsidiaries comprise net assets before deducting net debt, less outside shareholders’ interests which are calculated by reference to the net assets of the relevant companies (ie net of such companies’ debt). For joint ventures and associates Rio Tinto’s net investment is shown. For joint ventures and associates shown in the Financial Information by Business Unit on pages 6 and 7, Rio Tinto’s shares of operating assets, defined as for subsidiaries, are as follows: Escondida US$889 million (2002: US$886 million), Freeport joint venture US$405 million (2002: US$439 million), Freeport associate US$511 million (2002: US$571 million), Kaltim Prima US$119 million (2002: US$128 million).

Business units have been classified in the analysis on pages 6 and 7 according to the Group’s current management structure. Generally, this structure has regard to the primary product of each business unit but there are exceptions. For example, the Copper group includes certain gold operations. This summary differs, therefore, from the Product analysis in which the contributions of individual business units are attributed to several products as appropriate.

The Product group previously known as ‘Diamonds and Gold’ has been redesignated the ‘Diamonds’ group, with effect from 1 January 2003. Kennecott Minerals and Rio Tinto Brasil are now included in the ‘Copper’ group. Kelian, Lihir and Rio Tinto Zimbabwe are included in ‘Other Operations’. In addition, Rio Tinto Aluminium has been transferred from ‘Copper’ to ‘Aluminium’.

From 1 January 2003 the way in which post retirement costs are attributed to business units, and consequently product groups, has been revised. The regular cost component of post retirement costs is included in business unit earnings and the balance of post retirement cost is recognised centrally in ‘other items’. The analyses of half year 2002 Net Earnings, EBITDA and Operating Assets have been restated to reflect this reallocation. There is no impact on Net Earnings for the Group.

30